UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-41032

CUSIP NUMBER: 49382L207

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 29, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: ________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Kidpik Corp.

Full Name of Registrant

N/A

Former Name if Applicable

200 Park Avenue South, 3rd Floor

Address of Principal Executive Office (Street and Number)

New York, New York 10003

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III— NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

Kidpik Corp. (the “Registrant”) has determined that it is unable to file its Quarterly Report on Form 10-Q for the quarter ended June 29, 2024 (the “Quarterly Report”) within the prescribed time period without unreasonable effort or expense.

As disclosed in the Current Report on Form 8-K filed with the Securities and Exchange Commission on April 1, 2024, on March 29, 2024, the Registrant entered into an Agreement and Plan of Merger and Reorganization (as amended to date, the “Merger Agreement”) with Nina Footwear Corp., a Delaware corporation (“Nina Footwear”), and Kidpik Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of the Registrant (“Merger Sub”). Upon the terms and subject to the satisfaction of the conditions described in the Merger Agreement, Merger Sub will be merged with and into Nina Footwear, with Nina Footwear surviving as a wholly-owned subsidiary of the Registrant (the “Merger”).

During July and August 2024, in addition to the preparation of the Quarterly Report, management’s resources were focused on the drafting of the proxy statement for the Company’s 2024 annual meeting, which will include proposals relating to, among other things, the Merger, including the preparation of pro forma financial information associated therewith, and as a result, management’s attention and the Company’s resources, which are limited by only having a small number of executive personnel, were diverted from completing the Quarterly Report draft and financial statements for the three and six months ended June 29, 2024 and July 1, 2023. As a result, the Registrant has been delayed in completing its Quarterly Report for the quarter ended June 29, 2024.

As a result of the above, the Registrant was unable to file the Quarterly Report by the prescribed filing due date. The Registrant expects that it will file the Quarterly Report within the extension period provided under Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

Name and telephone number of person to contact in regard to this notification

Ezra Dabah	212	399-2323
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Forward-looking Statements

This notice contains forward-looking statements within the meaning of the federal securities laws, including statements regarding the timing, duration and outcome of the Registrant’s work in connection with completing the Annual Report. Forward-looking statements are not based on historical facts but instead reflect the Registrant’s expectations, estimates or projections concerning future results or events. These statements generally can be identified by the use of forward-looking words or phrases such as “believe,” “expect,” “anticipate,” “project,” “may,” “could,” “intend,” “intent,” “belief,” “estimate,” “plan,” “likely,” “will,” “should” or similar words or phrases. These statements are not guarantees of performance and are inherently subject to known and unknown risks, uncertainties and assumptions that are difficult to predict and could cause the Registrant’s actual results, performance or achievements to differ materially from those expressed or indicated by those statements. The Registrant cannot assure you that any of its expectations, estimates or projections will be achieved.

The forward-looking statements included in this notice are only made as of the date of this document and the Registrant disclaims any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances.

Numerous factors could cause events to differ materially from those expressed or implied by forward-looking statements. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

Kidpik Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 14, 2024	By	/s/ Ezra Dabah
		Name:	Ezra Dabah
		Title:	Chief Executive Officer